

July 9, 2014

Via E-mail
Terry Bassham
Chairman, President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

      Re: Great Plains Energy Incorporated
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed February 26, 2014
             File No. 1-32206

Dear Mr. Bassham:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Projected Utility Capital Expenditures, page 42

1. We note your quantitative disclosure in tabular form of your projected capital expenditures through 2018. In future filings please provide investors with a detailed analysis of your planned capital expenditures, including a qualitative discussion of any anticipated projects and their impacts on your cash flow and liquidity. If this information is included elsewhere in your Form-10-K, please include a cross reference to such sections. Please tell us what this disclosure will look like.

Note 11. Long-Term Debt, page 88

EIRR Bond Remarketing, page 89

2. Please tell us whether you accounted for the April 2013 remarketing of the EIRR bonds as an extinguishment or as a modification and the facts and circumstances supporting your accounting treatment. Also, please provide us with your analysis of the determination of whether or not the third party intermediary was acting as an agent or a principal in the transactions. Refer to guidance in ASC 470-50-40 and ASC 470-50-55-4 through 7.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Kennedy, Staff Attorney, at (202) 551-3832 or Mara Ransom, Assistant Director at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Lori A. Wright, Vice President - Business Planning and Controller
       Ellen E. Fairchild, Corporate Secretary and Chief Compliance Officer